

Mail Stop 4628

October 20, 2017

James T. Hackett
Chief Executive Officer
Silver Run Acquisition Corporation II
1000 Louisiana Street, Suite 1450
Houston, TX 77002

      Re: **Silver Run Acquisition Corporation II**
           Preliminary Proxy Statement on Schedule 14A
           Filed September 25, 2017
           File No. 001-38040

           Form 8-K
           Soliciting materials filed pursuant to Exchange Act Rule 14a-12
           Filed August 17, 2017
           File No. 1-38040

           Form 8-K
           Soliciting materials filed pursuant to Exchange Act Rule 14a-12
           Filed September 14, 2017
           File No. 1-38040

           Form 8-K
           Soliciting materials filed pursuant to Exchange Act Rule 14a-12
           Filed October 3, 2017
           File No. 1-38040

Dear Mr. Hackett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Please include a copy of your preliminary proxy card with your amended proxy statement. Refer to Exchange Act Rule 14a-6(a).

Summary Term Sheet, page v

2.   We note that Riverstone is an affiliate of your Sponsor and Fund VI Holdings. In this regard, please revise your disclosure on pages viii and ix to disclose the voting and economic interests that your Sponsor, Fund VI Holdings, the Riverstone Contributor and other affiliates of Riverstone will own collectively upon the closing of the business combination.

3.   Please disclose the difference between you affecting a direct exchange of cash or Class A common stock for SRII Opco common units in lieu of redemption by SRII Opco common unit holders.

Questions and Answers About the Proposals for Silver Run Stockholders, page 1

4.   Please revise to include a question and answer to disclose Alta Mesa and Kingfisher's relationship with Bayou City Energy Management, LLC, HPS Investment Partners, LLC, AM Equity Holdings, LP and their affiliates, respectively.

5.   Please revise to include a question and answer that describes your relationship with Riverstone, Fund VI Holdings and affiliated entities.

Summary of the Proxy Statement, page 16

Impact of the Business Combination on Silver Run's Public Float, page 24

6.   Please disclose the voting interest of Silver Run held by the public shareholders, Riverstone and affiliates entities, and the Alta Mesa and Kingfisher Contributors at various share prices under the earn-out consideration to be paid to the Alta Mesa and Kingfisher Contributor, respectively.

Organizational Structure, page 26

7.   We note your footnote 4 to the table discloses certain existing owners of Alta Mesa will continue to own a 10% voting interest in Alta Mesa GP. Please add these shareholders to the organizational structure, and at the appropriate place in your proxy statement, please disclose the material terms of the voting agreement between these shareholders and SRII Opco, such as any restrictions on the shares and the expiration terms of this agreement.

Selected Historical Financial Information of Kingfisher, page 35

Non-GAAP Financial Measure, page 36

8.   We note your reconciliation of Adjusted EBITDA includes a line item titled "Non-recurring expense." Note that Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate items identified as non-recurring when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. See also Question 102.03 of the Non-GAAP Compliance & Disclosure Interpretations and revise your characterization of this line item as necessary.

Risk Factors, page 39

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, page 84

9.   Please revise to clarify that the percentages of Class A common units that your Sponsor, officers and directors, and Fund VI Holdings will own upon the business combination, as well as those Class A common units that each of your Contributors will have the ability to redeem or exchange their SRII Opco common units into upon closing of the merger.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information of Silver Run Acquisition Corporation II, page 93

Note 1. Basis of Presentation, page 102

Overview, page 102

10.   As it relates to the acquisition of Alta Mesa, tell us how you concluded that you are the accounting acquirer pursuant to FASB ASC 805-10-55-12. Your response should provide a discussion of all relevant factors, including the composition of senior management and the relative voting rights in the combined entity (including with regard to the existence of a large minority voting interest).

Preliminary Estimated SRII Opco Common Units to be issued to the Alta Mesa Contributor, page 103

11.   Footnote (3) on page 104 indicates that the adjustment for Alta Mesa debt assumed by SRII Opco includes a preliminary estimate of future borrowings under Alta Mesa's secured revolving credit facility. Tell us why you believe this portion of the pro forma adjustment is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Preliminary Estimated Purchase Price Allocation for Alta Mesa, page 105

12.   Expand the disclosure in footnote (3) to provide a qualitative description of the factors that make up the goodwill recognized and footnote (5) to provide additional information regarding the acquired unfavorable contract. Also consider this comment in the context of the disclosure related to the estimated purchase price allocation for Kingfisher and provide additional detail regarding the identifiable intangible assets acquired on a pro forma basis.

Note 4. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations for the Year Ended December 31, 2016, page 116

13.   Clarify how you calculated pro forma adjustment (g) for the intersegment eliminations of Alta Mesa's marketing and transportation expense and Kingfisher's midstream revenue considering that Alta Mesa represented 96.9% of Kingfisher's consolidated revenue for the year ended December 31, 2016 (as stated on page 299 of your filing).

Proposal No. 1 – The Business Combination Proposal, page 127

Amended and Restated Agreement of Limited Partnership of SRII Opco, page 147

14.   You disclose that SRII Opco GP will be able to control all of the day-to-day business affairs without the approval of any other partner unless stated otherwise in the SRII Opco LPA. Please revise to explain if the LPA contemplates or will state otherwise.

15.   Please disclose how the SRII Opco LPA defines "distributable cash."

Background of the Business Combination, page 156

16.   Please revise to discuss how Silver Run II's board determined the business combination consideration, including the mix of consideration, for each of Alta Mesa and Kingfisher. Also, please describe the mix of consideration that was initially proposed to each of Alta Mesa and Kingfisher.

17.   Please revise to discuss how the transaction structure was ultimately determined.

18.   It appears based on your disclosure that you agreed to eliminate the financing condition and post-closing indemnity in the Alta Mesa Contribution Agreement as a concession to Alta Mesa. Please revise to disclose the factors you considered in eliminating these terms.

19.   On June 26, 2017 you disclose that Latham sent an issues list relating to the Alta Mesa Contribution Agreement that described, in part, a proposed commitment from a Riverstone entity to contribute $200 million to Alta Mesa during the pre-closing period to

fund Alta Mesa's capital expenditures. Please disclose how this investment came about, including who initially proposed and how this was negotiated.

20. You indicate that on April 25, 2017, TPH presented its initial view on Alta Mesa's assets, growth profile and underlying geology to members of your management and members of Riverstone, and on July 19, 2017, TPH discussed with you via teleconference the technical analysis of the Alta Mesa and Kingfisher assets. Please revise your disclosure to describe these presentations in more detail and provide descriptions for any other presentations or reports from an advisor or other outside party that is materially related to the transaction, whether oral or written. Refer to Item 1015(b) of Regulation M-A.

21. We note that on August 12, 2017 the parties agreed to final terms. Please also disclose how the upward and downward revision to the value of the equity consideration to be received by the Alta Mesa Contributor was negotiated.

Silver Run's Board of Director's Reasons for the Approval of the Business Combination, page 164

22. We note your disclosure that your board reviewed financial projections provided by the management teams of Alta Mesa and Kingfisher before reaching its decision to approve the business combination. Please revise your disclosure to describe these financial projections and the material assumptions underlying these projections. Refer to Item 14(b)(4) of Schedule 14A and Item 1004(a)(2) of Regulation M-A.

Proposal No. 4 – The Exclusive Forum Charter Proposal, page 183

23. Please revise to include disclosure regarding the effect of this charter amendment on shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Alta Mesa, page 219

Liquidity and Capital Resources, page 236

Senior Notes, page 237

24. Please disclose if this business combination will constitute a change of control under the 2024 Notes.

Business of Alta Mesa, page 249

25. We note your disclosure of quantities of proved reserves based on a NYMEX forward strip pricing scenario. We also note the presentation of this information in the same table as the quantities of proved reserves required by Item 1202(a) of Regulation S-K on pages

251. Item 1202(b) of Regulation S-K permits the optional presentation of the sensitivity of reserves to different pricing scenarios, but in a separate table. Tell us how your presentation complies with Item 1202(b) or revise your presentation accordingly.

26.   Expand the disclosure relating to the optional reserves sensitivity analysis prepared using NYMEX forward strip prices as of December 31, 2016 here and throughout your submission to discuss the inherent uncertainty associated with such estimates (i.e., because actual future prices may vary significantly from the NYMEX forward strip prices, volumes of reserves actually recovered and the amounts of revenue actually received may be more or less than the estimated amounts). Also, explain why you have chosen to use NYMEX forward strip prices and why you have selected the particular date of December 31, 2016.

Alta Mesa's Oil and Natural Gas Reserves, page 258

Proved Undeveloped Reserves, page 260

27.   We note from the disclosure on page 261 that you plan to drill 20 wells to convert 5.6 net MMBOE of proved undeveloped reserves ("PUDs") to proved developed reserves in 2017. As the conversion of 5.7% of your PUDs to proved developed reserves in 2017 suggests that you may not be able to develop your PUDs within 5 years of the original date of booking, expand your disclosure to explain how you plan to meet the requirements relating to the timely conversion of your PUDs pursuant to Rule 4-10(a)(31)(ii) of Regulation S-X.

Beneficial Ownership of Securities, page 307

28.   The number and percentage of voting shares that will be owned by Silver Run Sponsor II, LLC after the business combination appear inconsistent with the disclosures on pages viii and ix regarding the ownership of Riverstone and affiliated entities upon closing and do not appear to include the voting shares that will be owned after the business combination by Riverstone and its affiliates, specifically Sponsor, Fund IV Holdings and the Riverstone Contributor. Please revise your table accordingly.

Index to Financial Statements, page Fin-i

Kingfisher Midstream, LLC Unaudited Financial Statements

Statements of Operations, page Fin-83

29.   We note you present gross profit on the face of your statements of operations. However, it is not clear whether you include depreciation and amortization in cost of sales. Please note that the presentation of a figure for income before depreciation is not

       appropriate. Revise your presentation, as necessary to comply with the guidance in SAB Topic 11B. Refer also to Item 302(a)(1) of Regulation S-K.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies, page Fin-86

Revenue Recognition, page Fin-86

30.   Revise to provide additional detail regarding your revenue recognition accounting policy. Refer to SAB Topic 13.

Forms 8-K filed August 7, 2017 September 14, 2017 and October 3, 2017

31.   We note that you have identified these Forms 8-K as soliciting materials pursuant to Rule 14a-12 under the Exchange Act.   Therefore, it is the staff's view that the Investor Presentations were "filed" as exhibits to those Forms 8-K and are not deemed to be "furnished" under Regulation FD. Revise those Forms 8-K accordingly.

32.   Expand your presentations to provide an appropriate statement regarding the different levels of uncertainty relating to the estimates of proved and unproven reserves and/or resources, and net present worth discounted at 10% ("PV-10"). For example, you should indicate whether the net quantities and net present worth discounted at 10%, relating to your unproven estimates, have been adjusted to reflect the level of recovery risk and the extent that such estimates are comparable and meaningful when combined with your proved estimates.

33.   Provide reserves disclosure that complies with Rule 4-10 of Regulation S-X. We note that you utilize NYMEX pricing, rather than SEC pricing.   In that regard, see comment 25 above.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Debbie P. Yee Esq.
        Lathan & Watkins LLP